SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

SYBASE, INC.

(Name of Subject Company)

SYBASE, INC.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

871130100

(CUSIP Number of Class of Securities)

Daniel R. Carl, Esq.

Vice President and General Counsel

One Sybase Drive Dublin, CA 94568

(925) 236-5000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Michael J. Kennedy, Esq.

Michael S. Dorf, Esq.

Dana C.F. Kromm, Esq.

Shearman & Sterling LLP

525 Market Street, Suite 1500

San Francisco, CA 94105

(415) 616-1100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 26, 2010, as amended by Amendment No. 1 thereto filed with the SEC on June 17, 2010, Amendment No. 2 thereto filed with the SEC on July 2, 2010, Amendment No. 3 thereto filed with the SEC on July 19, 2010, Amendment No. 4 thereto filed with the SEC on July 20, 2010 and Amendment No. 5 thereto filed with the SEC on July 20, 2010 (as amended or supplemented, the “Schedule 14D-9”) by Sybase, Inc., a Delaware corporation (“Sybase”), relating to the tender offer by Sheffield Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of SAP America, Inc., a Delaware corporation (“Parent”), to purchase all outstanding Shares at a purchase price of $65.00 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes. The tender offer is disclosed in the Tender Offer Statement on Schedule TO, filed with the SEC on May 26, 2010 by Purchaser and Parent, as amended by Amendment No. 1 thereto filed with the SEC on June 17, 2010 by Purchaser and Parent, Amendment No. 2 thereto filed with the SEC on July 2, 2010 by Purchaser and Parent, Amendment No. 3 thereto filed with the SEC on July 19, 2010 by Purchaser and Parent, Amendment No. 4 thereto filed with the SEC on July 20, 2010 by Purchaser and Parent and Amendment No. 5 thereto filed with the SEC on July 20, 2010 by Purchaser and Parent (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), and is subject to the conditions set forth in the Offer to Purchase dated May 26, 2010, (the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 6 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 6 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by including the following at the end thereof:

“The Offer

The Offer expired at 9:00 p.m., New York City time, on Monday, July 26, 2010. The Offer was not extended. The Depositary has advised Parent that a total of 80,929,717 Shares were validly tendered and not properly withdrawn upon expiration of the Offer (including 9,293,901 Shares subject to guaranteed delivery procedures). The number of shares validly tendered and not properly withdrawn upon expiration of the Offer represents approximately 92.1% of all outstanding Shares, and approximately 91.8% of Sybase’s voting securities determined on a Fully Diluted Basis. Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn in the Offer.

Parent and Purchaser intend to effect a short-form merger as promptly as practicable, without the need for a meeting of Sybase’s stockholders. In the Merger, the Purchaser will be merged with and into Sybase with Sybase continuing as the Surviving Corporation and a wholly-owned subsidiary of Parent. At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares that are held by Sybase, Parent or any of their wholly-owned subsidiaries or Shares held by stockholders who properly exercise appraisal rights under the DGCL) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be converted into the right to receive $65.00 net to the holder thereof in cash, without interest and less any required withholding of taxes.

SAP AG issued a press release on Tuesday, July 27, 2010, announcing the completion of the Offer. The full text of the press release is filed as Exhibit (a)(5)(H) to the Schedule TO and is incorporated herein by reference.”

Item 9.	Materials to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Document
(a)(5)(I)	Press release issued by SAP AG on July 27, 2010 (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SYBASE, INC.

By:	/s/ Daniel R. Carl
Name:	Daniel R. Carl
Title:	Vice President, General Counsel and Secretary
Dated:	July 27, 2010